245 South Executive Drive, Suite 100

Brookfield, WI 53005

T (414) 290-0190

April 1, 2025

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   REV Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2024
Form 8-K furnished December 11, 2024

File No. 001-37999

Dear Ms. Erlanger and Mr. Woody:

This letter is submitted on behalf of REV Group, Inc. (the “Company”) in response to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 21, 2025, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”). For convenience, this comment is reproduced below in italics, followed by the Company’s response.

Adjusted EBITDA and Adjusted Net Income, page 43

1.	We note your response to prior comment 2 and are considering your response. Please explain to us in more detail the nature and amount of all types of costs included in the "restructuring related charges" adjustment for fiscal years 2023 and 2022, including why you do not believe the adjustments represent normal operating costs as considered in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the Staff’s comment and the guidance in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures. As previously mentioned in the Company’s letter to the Staff dated March 17, 2025, the Company advises the Staff that its management analyzes specific, incremental, non-recurring costs incurred in connection with restructuring and restructuring-like activities (e.g., reductions in force) to determine which of these costs do or do not qualify as restructuring costs, based on the guidance included in Accounting Standards Codification (“ASC”) 420, Exit or Disposal Cost Obligations. Management believes certain costs that do not meet the definition of restructuring costs under ASC 420 can still represent abnormal, non-recurring costs of the business, as such costs would not have otherwise been incurred had the restructuring or restructuring-like activity not been pursued, in each case in a manner that is consistent with the guidance in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures.

Restructuring related charges incurred during fiscal year 2023 consisted of $6.7 million of costs associated with a reduction in force and other employee separations primarily impacting corporate employees, and $3.8 million of production inefficiencies related to the relocation of Kovatch Mobile Equipment (“KME”) branded fire apparatus production to other facilities within the Specialty Vehicles segment.  These activities are described in further detail below.

Restructuring related charges incurred during fiscal year 2022 consisted of $8.5 million of production inefficiencies and $1.2 million of inventory charges both related to the relocation of KME branded fire apparatus production.

Reductions in force & other employee separations

During fiscal year 2023, the Company initiated employee restructuring activities, including a reduction in force and other employee separations, which primarily impacted a group of corporate employees. All of the impacted employees were offered separation benefits largely consisting of salary continuation at their current base salary. Management analyzed the separation benefits provided to each of these employees and determined they should be accounted for and recorded based on the guidance included in ASC 712, Nonretirement Postemployment Benefits. As a result, these charges were not considered “restructuring” charges (as per ASC 420) for purposes of recording, presenting or disclosing such charges within the Company’s consolidated financial statements. However, management does not believe these charges represent normal, recurring, operating costs of the business because the decision to separate the impacted employees resulted in discrete, non-recurring charges which we do not believe represented normal operating costs or are indicative of past or future operating results.

KME brand production relocation

As disclosed in Note 7 to the audited financial statements included in the Form 10-K, at the end of its fiscal year 2021, the Company announced that it would close its KME production facilities located in Nesquehoning, PA and Roanoke, VA and relocate the KME branded production to other existing Specialty Vehicles segment facilities within the United States. The primary components of this relocation commenced early in fiscal year 2022. Prior to completing the relocation activities, management committed to completing several KME branded fire apparatus that had already been started, principally at the Nesquehoning, PA location. Due to various factors, including earlier than expected exits of key production personnel and underutilized overhead as production wound down, coupled with the customized nature of the related apparatus, the legacy KME location began to incur production inefficiencies, consisting of higher labor and variable overhead costs per unit, and a higher amount of unabsorbed fixed overhead, as compared to historical experience. Additionally, during the second quarter of fiscal year 2022, the primary location that absorbed the KME branded production began incurring similar production inefficiencies, driven by different configurations and production processes required by the KME branded apparatus as compared to the other brand historically produced at that location. This resulted in a significant increase in labor and overhead costs, across both brands of fire apparatus, as compared to the historical experience. These production inefficiencies continued into the first half of fiscal year 2023. During the relocation, management also identified certain inventory at the legacy KME location that was no longer useable given the transfer of production to the new locations. Accordingly, management determined that the net realizable value of this inventory was lower than its cost and recorded the difference as a loss in earnings in fiscal year 2022. Management analyzed both categories of incremental costs incurred in connection with this relocation and determined they did not qualify as restructuring costs based on the guidance included in ASC 420. However, given the facts and circumstances surrounding the relocation, management does not believe these incremental costs represent normal, recurring, operating costs of the business because the decision to relocate manufacturing operations from the legacy KME locations to other facilities within the Company’s portfolio was a discrete event that had a direct impact on the Company’s production processes and its ability to utilize certain inventory, which resulted in the incremental, non-recurring, costs being incurred.

For the reasons stated above, management believes the restructuring-related charges are appropriate adjustments to adjusted EBITDA and adjusted net income, as including these incremental, non-recurring, costs within these measures would inappropriately skew historical and future earnings trends and comparability. The Company further believes disclosing, explaining, and reconciling these items as part of its presentation of adjusted EBITDA and adjusted net income provided a more complete understanding of its ongoing operations and were useful for management and investors to analyze the Company’s financial performance by eliminating the effects of certain items that may have otherwise obscured non-recurring trends in the underlying performance of the Company’s business.

Please feel free to contact me at the number listed above should you require any further information or clarification, or have any questions.

Sincerely,

/s/ Amy A. Campbell

Amy A. Campbell

Chief Financial Officer

REV Group, Inc.

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